EXHIBIT 99.1

AMERICAS GOLD AND SILVER REPORTS Q2-2024 RESULTS

TORONTO, ONTARIO – August 15, 2024 – Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, reports consolidated financial and operational results for the quarter ended June 30, 2024.

This earnings release should be read in conjunction with the Company’s Management’s Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Gold and Silver Corporation SEDAR+ profile at www.sedarplus.ca, and on its EDGAR profile at www.sec.gov, and which are also available on the Company’s website at www.americas-gold.com. All figures are in U.S. dollars unless otherwise noted.

Highlights

•	Consolidated revenue increased to $31.6 million for Q2-2024 or 62% compared to $19.5 million for Q1-2024 due to higher realized commodity prices and increased silver production at the Galena Complex, offset slightly by lower silver production from the Cosalá Operations.

•	Positive earnings before interest, taxes, depreciation and amortization (“EBITDA”) and net income from combined Cosalá and Galena operations of $11.1 million[1] and $4.4 million, respectively, compared with negative EBITDA from those combined operations of $1.5 million and a net loss of $6.3 million in Q1-2024.

•	Decrease in consolidated net loss to $4.0 million or $0.02 per share for Q2-2024 (Q1-2024 consolidated net loss of $16.2 million or $0.08 per share), primarily due to higher net revenue from higher silver and zinc prices.

•	As previously reported, Q2-2024 consolidated attributable silver production of 0.51 million ounces. The Company also produced 8.9 million pounds of zinc and 4.4 million attributable pounds of lead during Q2-2024. Significant reduction of consolidated attributable cash costs to $12.42/oz silver produced[1] and all-in sustaining costs (“AISC”) to $19.58/oz silver produced[1] in Q2-2024, representing decreases of approximately 40% and 35%, respectively, compared with Q1-2024.

•	Galena Complex quarterly production was the highest on record since 2013 with silver production of approximately 560,000 ounces on a 100% basis as the operation benefitted from production from mining areas in the Upper Country Lead Zone between 2400 and 2800 levels and a strong quarter from the 52-198 Silver Hanging Wall Vein.

•	On August 14, 2024, the Company signed a $15 million secured Credit and Offtake Agreement for the capital requirements of the Board-approved EC120 Project at its Cosalá Operations with the goal of solely producing higher-grade silver-copper concentrates in Q3-2025.

•	The Company commenced negotiations with current convertible debenture holders and potential new investors to extend the term of the existing facilities.

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“Q2-2024 was a strong quarter for the Company and an initial demonstration of what our operating assets can deliver as we transition to over 80% silver revenue over the next year,” stated Americas President and CEO Darren Blasutti. “With the stronger commodity prices, the Company was able to significantly improve both its EBITDA and cash flow from operations. I expect continued improvement as the Company advances its development projects at both the Galena Complex and the Cosalá Operations. I am excited to partner with a world-class metal trader such as Trafigura on advancing the EC120 Project which will begin to contribute higher-grade silver-copper production through development over 2025, coinciding well with the recent increases in silver and copper prices.”

Consolidated Production

Consolidated attributable silver production in Q2-2024 was approximately 506,000 ounces. Quarterly silver production in Q2-2024 remained on a steady upward trend and is expected to continue with increased working faces at the Galena Complex as well as the exploitation of EC120 Project at the Cosalá Operations. The EC120 Project has already started contributing to production with small amounts of development ore and will continue to ramp up through to achieving commercial production in Q3-2025. The Company also produced 8.9 million pounds of zinc and 4.4 million attributable pounds of lead during Q2-2024. The Company’s goal is to generate more than 80% of its revenue from silver production by the end of 2025 which would be among the silver industry leaders in percentage revenue from silver.

Consolidated attributable cash costs and all-in sustaining costs for Q2-2024 were $12.42 per silver ounce and $19.58 per silver ounce, respectively. Galena Complex cash costs per silver ounce benefitted from the significant increase in silver production on a largely fixed cost base at the Galena Complex. Cash costs per silver ounce at the Cosalá Operations were reduced because of increased by-product credits from the increased zinc production and prices.

Galena Complex

The Galena Complex produced approximately 560,000 ounces of silver on a 100% basis in Q2-2024 compared to approximately 311,000 ounces of silver in Q1-2024 (an 80% increase in silver production), and 3.0 million pounds of lead in Q2-2024, compared to 1.9 million pounds of lead in Q1-2024 (a 60% increase in lead production).

The Galena Complex benefitted from the recent horizontal development work in the Upper Country Lead Zone between the 2400 and 2800 Levels which allowed the operation to access additional working areas which is expected to continue to benefit the operation in subsequent quarters and a strong contribution from the 52-198 Silver Hanging Wall Vein. Development work on the 3700 Level is expected to be completed in Q3-2024 and is expected to contribute to high-grade silver production thereafter.

Cash costs decreased to $14.78 per ounce silver in Q2-2024 from $27.14 per ounce silver in Q1-2024 due to increased silver production, and AISC also decreased to $21.93 per ounce silver in Q2-2024 from $40.96 per silver ounce in Q1-2024. Cash costs and all-in sustaining costs per silver ounce at the Galena Complex are anticipated to decrease with the projected increase in production from the 3700 Level and the completion of the Galena Hoist project as the benefits of economies of scale on the existing cost base are realized.

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Cosalá Operations

The Cosalá Operations decreased silver production in Q2-2024 by 43% to approximately 170,000 ounces of silver compared to approximately 297,000 ounces of silver in Q1-2024.The Company focused on mining higher grade zinc and lower grade silver areas of the San Rafael Main and Upper Zones to maximize its revenue and cash flow generation by taking advantage of the Q2-2024 increase in zinc prices. Production of zinc increased to 8.9 million pounds of zinc while lead production decrease slightly to 2.6 million pounds of lead in Q2-2024, compared to 8.0 million pounds of zinc, and 2.8 million pounds of lead in Q1-2024. Cash costs per silver ounce decreased during the quarter to $7.75 per ounce from $16.44 per ounce in Q1-2024 due primarily to increased zinc prices, which is treated as a by-product credit.

With the current higher silver and copper price, the Company decided to expedite the development of its 100%-owned EC120 Project at the Cosalá Operations. Initial access to the Zone 120 deposit occurred in Q3-2023 accessed from the San Rafael Upper Zone development with initial pre-production from development ore from the area between the San Rafael Upper Zone and Zone 120. The Company expects to realize an increase in silver production in the near term due the higher-grade silver areas in the Upper Zone and EC120 development ore. In addition, the Company continues mining and processing silver-zinc ore from the San Rafael Main and Upper Zones and is expecting to benefit from the increase in zinc prices experienced to date in the second quarter.

On August 14, 2024, the Company signed a $15 million secured Credit and Offtake Agreement for the capital requirements to provide financing for the initial capital requirements at the EC120 Project. The Company expects to complete the required development and preparations to achieve commercial production of higher-grade silver-copper concentrates from the Project in Q3-2025. The Company has been and will continue to process Zone 120 and El Cajon development ore to produce high grade silver-copper concentrates through the pre-production development period. The 2019 Preliminary Feasibility Study for the EC120 Project forecasted average annual metal production of 2.5 million ounces of silver and 4.5 million pounds of copper with a total of over 12 million ounces of silver and 23.0 million pounds of copper over the five years of the project.

Relief Canyon

With the recent significant rise in gold prices, the Company continues to research possible solutions to increase recoveries at the project including the possibility of improvements through a Carbon-In-Leach (“CIL”) plant. The Company is commissioning an external study with an international engineering consultant to complete the necessary work. A CIL plant may demonstrate a path to higher gold recoveries for the deposit with the potential for improved economics and overall profitability.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%-owned Galena Complex in Idaho, USA, and is re-evaluating the Relief Canyon mine in Nevada, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR+ or www.americas-gold.com.

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For more information:

Stefan Axell VP, Corporate Development & Communications Americas Gold and Silver Corporation 416-874-1708	Darren Blasutti President and CEO Americas Gold and Silver Corporation 416‐848‐9503

Technical Information and Qualified Persons

The scientific and technical information relating to the Company’s material mining properties contained herein has been reviewed and approved by Chris McCann, P.Eng., Vice President, Technical Services of the Company. The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

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Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas’ expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex and Cosalá Operations, including the expected number of producing stopes and production levels; the expected timing and completion of required development and the expected operational and production results therefrom, including the anticipated improvements to production rates and cash costs per silver ounce and all-in sustaining costs per silver ounce ; and statements relating to Americas’ EC120 Project, including expected approvals, the availability of advances under the credit facility, execution and timing and capital expenditures required to develop such project and reach production thereat, and expectations regarding its ability to rely in existing infrastructure, facilities, and equipment. Guidance and outlook references contained in this press release were prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no further adverse impacts to the Cosalá Operations from blockades or work stoppages, and completion of the shaft repair and shaft rehab work at the Galena Complex on its expected schedule and budget, the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below. The ability to maintain cash flow positive production at the Cosalá Operations, which includes the EC120 Project, through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena shaft repair and shaft rehab work on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company’s liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak, actions that have been and may be taken by governmental authorities to contain such epidemic or pandemic or to treat its impact and/or the availability, effectiveness and use of treatments and vaccines (including the effectiveness of boosters); interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas’ filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

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1 This metric is a non-GAAP financial measure or ratio. The Company uses the financial measures “EBITDA”, “Cash Cost”, “Cash Cost/Ag Oz Produced”, “All-In Sustaining Cost”, and “All-In Sustaining Cost/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying earnings, cash costs and total costs of operations. EBITDA is net income less interest, taxes, depreciation and amortization. Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, while all-in sustaining costs is the cash costs plus all development, capital expenditures, and exploration spending.

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Reconciliation of Consolidated Cash Costs/Ag Oz Produced(a, b)
	Q2-2024	Q1-2024
Cost of sales ('000)	$19,975	$19,675
Less non-controlling interests portion ('000)	(4,040)	(3,426)
Attributable cost of sales ('000)	15,935	16,249
Non-cash costs ('000)	(486)	152
Direct mining costs ('000)	$15,448	$16,401
Smelting, refining and royalty expenses ('000)	4,416	4,343
Less by-product credits ('000)	(13,578)	(10,790)
Cash costs ('000)	$6,286	$9,954
Divided by silver produced (oz)	505,932	483,920
Cash costs/Ag oz produced ($/oz)	$12.42	$20.57

Reconciliation of Cosalá Operations Cash Costs/Ag Oz Produced(b)
	Q2-2024	Q1-2024
Cost of sales ('000)	$9,875	$11,109
Non-cash costs ('000)	(227)	(278)
Direct mining costs ('000)	$9,648	$10,831
Smelting, refining and royalty expenses ('000)	3,573	3,849
Less by-product credits ('000)	(11,905)	(9,783)
Cash costs ('000)	$1,316	$4,887
Divided by silver produced (oz)	169,728	297,262
Cash costs/Ag oz produced ($/oz)	$7.75	$16.44

Reconciliation of Galena Complex Cash Costs/Ag Oz Produced
	Q2-2024	Q1-2024
Cost of sales ('000)	$10,100	$8,566
Non-cash costs ('000)	(432)	716
Direct mining costs ('000)	$9,668	$9,282
Smelting, refining and royalty expenses ('000)	1,405	823
Less by-product credits ('000)	(2,789)	(1,661)
Cash costs ('000)	$8,284	$8,444
Divided by silver produced (oz)	560,340	311,096
Cash costs/Ag oz produced ($/oz)	$14.78	$27.14

Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Produced (a,b)
	Q2-2024(b)	Q1-2024
Cash costs ('000)	$6,286	$9,954
Capital expenditures ('000)	2,994	3,938
Exploration costs ('000)	626	646
All-in sustaining costs ('000)	$9,906	$14,538
Divided by silver produced (oz)	505,932	483,920
All-in sustaining costs/Ag oz produced ($/oz)	$19.58	$30.04

Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Produced(b)
	Q2-2024	Q1-2024
Cash costs ('000)	$1,316	$4,887
Capital expenditures ('000)	968	1,881
Exploration costs ('000)	250	123
All-in sustaining costs ('000)	$2,534	$6,891
Divided by silver produced (oz)	169,728	297,262
All-in sustaining costs/Ag oz produced ($/oz)	$14.93	$23.18

Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Produced
	Q2-2024	Q1-2024
Cash costs ('000)	$8,284	$8,444
Capital expenditures ('000)	3,377	3,428
Exploration costs ('000)	627	871
All-in sustaining costs ('000)	$12,288	$12,743
Divided by silver produced (oz)	560,340	311,096
All-in sustaining costs/Ag oz produced ($/oz)	$21.93	$40.96

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Reconciliation of EBITDA from Cosalá Operations and Galena Complex
	Q2-2024	Q1-2024
Net income (loss) from Cosalá and Galena ('000)	$4,379	$(6,257)
Less interest and financing expense from Cosalá and Galena ('000)	183	184
Less income tax expense (recovery) from Cosalá and Galena ('000)	286	(15)
Less depletion and amortization from Cosalá and Galena ('000)	6,278	4,620
EBITDA from Cosalá and Galena ('000)	$11,126	$(1,468)

(a)

Throughout this press release, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

(b)	Throughout this press release, silver production, silver equivalent production, and cost per ounce measurements during fiscal 2024 include EC120 Project pre-production from the Cosalá Operations.

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